FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Earnings Release — 2011 Results

2.	Summary of Principal Decisions of the 533rd Meeting of the Board of Directors, March 15, 2012

3.	Market Announcement — Study for transfer to TAESA of certain stockholdings in electricity transmission concession holders, March 26, 2012

4.	Convocation to the Ordinary and Extraordinary General Meetings of Stockholders to be held concurrently on April 27, 2012

5.	Proposal by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held concurrently by April 30, 2012

6.	Notice to Stockholders, March 28, 2012

7.	Market Announcement — Presentation of 2011 Results

8.	Summary of Minutes of the 533rd Meeting of the Board of Directors

9.	Market Announcement — Taesa retains advisers for public issue, April 11, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: April 12, 2012

1.              Earnings Release — 2011 Results

— Invitation from Cemig

2011 Results

Cemig

(BM&FBovespa: CMIG3, CMIG4; NYSE: CIG, CIG.C; Latibex: XCMIG)

announces its TIMETABLE for publication of 2011 Results:

1 — Video webcast and Conference call

April 2, 2012, at 3:00 p.m. (Brasília time)

Transmission of the results with simultaneous translation into English

by video webcast: at:            http://ri.cemig.com.br

or

by conference call at:         55 (11) 4688-6341

Password: CEMIG

2 — Video Webcast Playback:

Site: http://ri.cemig.com.br

Click on the banner and download

Available for 90 days

3 — Conference call playback:

Phone:	(55 11) 4688-6312

Passwords:	5331990# (English)
1759907# (Portuguese)

Available April 02-08

For any questions please call +55 31 3506-5024. Thank you.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil

— Investor Relations: the Cemig Executive Team

•                  Chief Finance and Investor Relations Officer

Luiz Fernando Rolla

•                  General Manager, Investor Relations

Antonio Carlos Vélez Braga

•                  Manager, Investor Market

Stefano Dutra Vivenza

— Cemig: your IR contacts

http://ri.cemig.com.br/

ri@cemig.com.br

Tel — (31) 3506-5024

Fax — (31) 3506-5025

— Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results that are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

(Figures are in R$ ’000, except where otherwise indicated)

— MESSAGE FROM MANAGEMENT

A year of extraordinary addition of value

2011 was a year of major achievements, indeed a landmark in the history of Cemig, which is 60 years old in 2012. The large volume of investments, with the acquisition of new companies; the appreciation in our share price; the significant payment of dividends; and the highest annual net income since the company’s foundation, enable us to conclude that we succeeded in adding value to an extraordinary degree in 2011.

— From the CEO and CFO

Cemig’s CEO, Mr. Djalma Bastos de Morais, made these comments on the year’s results:

“2011 was an outstanding year for Cemig — and one in which we continued, with determination, to fulfill the targets contained in the Company’s Long-term Strategic Plan.

We have been well aware of the movement of the market, and in this context we have continued to grow in the three segments of electricity — generation, distribution and transmission — which among other factors has resulted in improved balance in our portfolio of businesses.

In line with our plans for growth, Cemig GT, jointly with Light, created the special-purpose company Amazônia S.A., and acquired an interest in the largest Brazilian hydroelectric project, being built in a strategic region — the Amazon — that contains more than 60% of Brazil’s expansion of hydroelectric capacity.

Our firm growth in transmission capacity continues: we now have 13% of the Brazilian market, as measured by RAP (Permitted Annual Revenue). We are now the third largest transmission group in Brazil, with a network of more than 10,000 km.

2011 will be recorded in the history of Cemig as a year of constant quest for excellence in our businesses, without diverting the focus from the commitment to be sustainable, nor from the responsibility for fully meeting the commitments we make to our shareholders, and to all stakeholders.”

Cemig’s Chief Finance and Investor Relations Officer, Luiz Fernando Rolla, had this to say:

“In 2011 our cash flow generation, measured as Ebitda, reached a record level of R$ 5.4 billion. This was within the financial forecast guidance we published at the 16th annual meeting between Cemig and Apimec.

These results reflect the correctness of our strategy of growing through acquisitions and new projects, within the process of consolidation of the Brazilian electricity sector. This is proven by Cemig’s track record of successful acquisitions, based on strong discipline in its criteria for investment decisions.

The consistent economic and operational results that the Company has been achieving overtime reflect the return for our shareholders. In 2011, Cemig’s common (ON) and preferred (PN) shares both appreciated in value in the year, by 48.62% and 37.23%, respectively; and provided dividend yields of 14% and 11%.

After a year of extraordinary addition of value for our shareholders, Cemig will continue on its path of investments, both to maintain its position, and for growth, in the context of the basic targets set out in the Long-term Strategic Plan.”

— Highlights of 2011

•                  The orientation of our Long-Term Strategic Plan, with focus on the long term and a balanced portfolio of businesses, resulted in Cemig producing cash flow, as measured by Ebitda, of R$ 5.4 billion. This was within the financial forecast guidance given by the Company at its annual meeting in June 2010, in Belo Horizonte.

•                  For 2011, we report the highest net income in our history, of R$ 2.4 billion.

•                  Total sales in the year were 70,178 GWh.

•                  As well as the appreciation in our share prices, we allocated dividends to shareholders of more than R$2 billion.

•                  We now have more than 10,000km of transmission lines, and 13% of the Brazilian transmission market, as measured by RAP (Permitted Annual Revenue).

— Highlights of 4th quarter 2011

•                  Focused on the long term, our portfolio of businesses provided cash flow, as measured by Ebitda, of R$ 1.3 billion in 4Q11, 20% more than in 4Q10.

•                  Our net income for 4Q11, of R$ 710 million, made a strong contribution to the company’s highest-ever annual net income.

•                  Total sales volume in the quarter was 2% higher than in 4Q10, at 17,848 GWh.

•                  The consolidation of Abengoa by Taesa in December increased our transmission network to more than 10,000km.

— The economic context — summary

While continuing pressure resulting from the Eurozone’s fiscal problems prolonged the effects carried over from the financial crisis of 2008 — causing a strong cooling of growth worldwide in 2011 — Brazil, along with other emerging economies, was less affected by the international environment. Due to its economic structure, it continued to be a major investment destination, even with uncertainty in most parts of the world, and greater caution on the part of investors in general.

Brazil’s average GDP growth over the last two years has been 5.1%; and the Brazilian Finance Ministry indicates forecasts average growth of 5.3% over the next three years.

Brazil’s strong economic growth is sustained by its large consumer market, and by the solid fundamentals of its economic policies. These features have been central to its achieving an all-time low in unemployment, of 4.7%, in December 2011, when at the same time employed workers’ average real monthly income reached an all-time record of R$ 2,089.04. Inflation, as measured by the IPCA (Amplified Consumer Price) index, was 6.5% in the year, within the inflation target set by the National Monetary Council (CMN).  During the year the Central Bank held eight meetings of its Monetary Policy Committing (Copom), increasing the basic (Selic) interest rate in the first five meetings, and reducing it in the final three, closing the year with the Selic rate at 11.00% p.a.  As well as the changes in the Selic rate, the Central Bank signaled increasingly frequent adoption of macroprudential policies for short-term interventions in the economy. These measures, together with the Selic rate at a higher level, give the government more power to manage domestic economic activity in response to external shocks.

Foreign direct investment (FDI) in Brazil was also a record in 2011, testifying to investors’ increasing confidence in the country’s future. A total of US$66.7 billion was brought into the country — more than enough to finance its current account deficit, of US$52.6 billion. The result for the year further increased Brazil’s international reserves, to US$352 billion — equal to 14.2% of GDP, and more than the country’s total external debt, of R$ 288.6 billion. Of this external debt, 86.9% is long-term. All these factors continue to keep the economy’s external vulnerability at a very low level.

Brazil was the world’s fourth largest destination for FDI, after the US, China and the UK, according to the survey by Unctad (the United Nations Conference on Trade and Development). The same survey placed Brazil third among the economies most frequently mentioned as global investment destinations for 2010—2012.

To provide support for economic development and growth, in 2011 the Brazilian government demonstrated its interest in increasing investment in infrastructure: its Second Accelerated Growth Program (PAC 2) specifies significant projects in numerous sectors of the economy. Electricity is prominent among them, with plans for investment of approximately R$ 1.1 trillion — or some 70% of the total investment envisaged in the PAC 2.

The Brazilian government’s  Second Accelerated Growth Program (PAC2)

R$ billion

Main components	2011-2014	Post-2014	Total
Electricity PAC	461.60	626.90	1088.50
Citizen Community	23.00	—	23.00
Water and Electricity for All	30.60	—	30.60
Improving Cities	57.10	—	57.10
Transport	104.50	4.50	109.00
My Home My Life	278.20	—	278.20
Total	955.00	631.40	1586.40

Source: Brazilian Planning Ministry. Compilation: Cemig.

Within the government’s plan, adoption of responsible fiscal policies, aligned with the monetary decisions of the Central Bank, resulted in a primary surplus of 3.11% of GDP in 2011.

In Cemig’s sector of activity, Brazilian consumption of electricity increased by 3.6% in 2011, according to the national Energy Research Institute, EPE. Further, in reporting forecasts of electricity consumption growth over 10 years, EPG indicates expectation of average consumption growth of 4.5% per year from 2011 to 2021 — which would mean an increase in demand for electricity from 472,000 GWh to 736,000 GWh over that period.

Brazilian electricity consumption — GWh

Consumer category	2010	2011	Change, %
Total	415,277	430,106	3.6%
Residential	107,215	112,098	4.6%
Industrial	179,478	183,610	2.3%
Commercial	69,170	73,535	6.3%
Other	59,414	60,863	2.4%

Sources: EPE Standing Committee for Research and Monitoring of the Electricity Market (Copam) — preliminary figures. Compilation: Cemig.

The state of Minas Gerais, Brazil’s third largest economy and the state in which Cemig has its largest presence, reported growth of 2.7% in 2011. Industrial production was up 1.9%, more than the national average of 1.6%, led by construction, which grew 5.6% in the year. Growth in services was 3.7%, also higher than the growth rate for the country (2.7%), and growth in retailing was 7.3%. Farm output was up 0.5% in the year, compared to 3.9% for the whole of Brazil; and Minas Gerais was the country’s second largest generator of employment, creating 206,402 new formal job positions in the year — an increase of 5.42%.

As a company involved in consolidation of the Brazilian electricity sector, Cemig is playing an active role in meeting the expansion in demand for electricity in the country, and this is in line with the strategy laid out with its Long-term Strategic Plan.

— Appreciation of our shares

Security	Ticker	Currency	Close of 2010	Close of 2011
Cemig PN	CMIG4	R$	24.24	33.27
Cemig ON	CMIG3	R$	18.36	27.30
ADR PN	CIG	US$	15.13	17.79
ADR ON	CIG.C	US$	11.07	14.11
Cemig PN (Latibex)	XCMIG	Euro	12.30	13.33

Source: Economática; prices adjusted for payments to shareholders, including dividends.

In a year marked by uncertainties in the international market and a slowdown in Brazil’s domestic growth, the prices of Cemig’s preferred (PN) and  common (ON) share appreciated by 37.3% and 48.7%, respectively, while the Ibovespa rose by only 18.11% over the same period.

And as well as the appreciation in our share price, we allocated strong dividends to shareholders totaling more than R$ 2 billion. The dividend yield of CMIG3 and CMIG4 was 14% and 11% respectively in 2011.

— Economic summary

Items	4Q11	4Q10	(%)	2011	2010	(%)
Electricity sold, GWh	17,848	17,490	2	70,178	66,255	6
Gross revenue	6,200	5,266	18	22,811	19,941	14
Net revenue	4,341	3,672	18	15,814	13,846	14
Ebitda	1,290	1,078	20	5,351	4,542	18
Net income	709	671	6	2,416	2,257	7

— Adoption of IFRS

The results in this release are reported under the new Brazilian accounting practices, resulting from the process of harmonization of Brazilian accounting rules with International Financial Reporting Standards (“IFRS”). The profit and loss account for 2010 has been reclassified to provide comparability with 2011.

— Cemig’s consolidated electricity market

The figures we report for Cemig’s market include the sale of electricity by: Cemig D, Cemig GT consolidated (Cemig GT plus Cachoeirão, Pipoca and the proportionate holdings in the Parajuru, Morgado and Volta do Rio wind farms); the subsidiaries and affiliates (Horizontes, Ipatinga, Sá Carvalho, Barreiro, Cemig PCH, Rosal and Capim Branco); and Light (in proportion to Cemig’s holding).

They include: sales of electricity to both captive and free consumers, in the concession area of Minas Gerais and outside that state; the sales of electricity to other agents of the electricity sector in the Free and Regulated Markets; the sales under the Proinfa program to encourage alternative electricity sources; and the sales on the CCEE (the wholesale market) — with elimination of transactions between companies of the Cemig group.

Electricity consumption in Cemig’s concession area in 2011 was 5.9% higher than in 2010. This reflects a constant increase in Cemig’s total number of clients — which grew by 3% in 12 months to 11.465 million consumers at the end of December 2010. Of this total, Cemig D serves 7.336 million clients, an increase of 3.8% in 12 months; Light serves 4.128 million, an increase of 1.4% in 12 months; Cemig GT has 300 clients, 14.1% more than at the end of 2011; and the subsidiary and affiliate companies have 24 clients.

This growth can be seen in detail in the separate consumer categories, as follows:

Residential:

Residential consumption was 15.3% of Cemig’s total transactions in electricity in 2011. The growth of 8% in the year is associated with (i) connection of new consumers, and (ii) the increase in consumption of goods and services by end consumers, due to the more favorable conditions of the Brazilian economy, with the employment market continuing to be vigorous, growth in total real wages, and expansion of the supply of credit.

Industrial:

Electricity used by free and captive industrial clients in 2011 accounted for 37.1% of Cemig’s total transactions in electricity in the year, 4.8% more than 2010. The expansion of industrial activity with the growth of both exports and production for the domestic consumer market, in spite of the signs of slowing growth in the second half of the year, are the main causes of expansion of consumption by this category of clients.

Commercial:

This class of consumers accounted for 10.0% of Cemig’s total transactions in electricity in 2011, with volume 12.2% higher than in 2010.  This growth also reflects the strong domestic consumer market, especially final consumption by families and individuals.

Rural:

Consumption by clients in rural areas grew 7.3% in 2011, the connection of 121,057 rural properties to electricity for the first time, and an increase in demand for electricity for irrigation, due to atypical climatic conditions: low rainfall in the rainy season and higher than expected temperatures in the dry season.

Other consumer categories:

The total of other types of consumption in 2011 — by public authorities, public illumination, and public services, and Cemig’s own consumption — was 9.2% higher than in 2010, and represented 5.8% of Cemig’s total transactions in electricity in the year.

	MWh (*)
	2011	2010
Residential	10,742,297	9,944,272
Industrial	26,028,775	24,826,143
Commercial, services and others	6,984,941	6,227,336
Rural	2,646,475	2,466,451
Public authorities	1,191,280	1,082,741
Public illumination	1,371,091	1,220,491
Public service	1,439,200	1,360,002
Subtotal	50,404,059	47,127,436
Own consumption	57,098	53,417
	50,461,157	47,180,853
Wholesale supply to other concession holders (**)	14,457,890	14,204,530
Transactions in electricity on the CCEE	5,138,453	4,785,039
Sales under the Proinfa program	120,827	84,771
Total	70,178,327	66,255,193

(*)  The MWh column includes a percentage of the total electricity sold by Light equivalent to the Company’s stockholding.

(**) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

This chart shows the breakdown of the Cemig Group’s sales to final consumers:

— The electricity market of Cemig GT

The consolidated total of electricity sold by Cemig GT means the total of: sales to Free Consumers both in the state of Minas Gerais and outside it; sales under Proinfa; and wholesale sales in the Regulated and Free Markets, and on the CCE.

This total was up 7.5% in 2011, from 2010, reflecting higher electricity sales activity in the year.

Revenue from these sales totaled R$ 4.30 billion in 2011, 16.12% more than in 2010 (R$ 3.70bn).

The increase mainly reflects the volume of electricity supplied to Free Consumers being 6.65% higher year-on-year, due to higher sales activity in 2011. Another factor that contributed to the increased revenue is the adjustment of contracts for sale of electricity, most of which are indexed to the IGP-M inflation index.

Although the volume of electricity sold to other concession holders in 2011 was not significantly different from 2010, revenue from these sales was 6.43% higher, due to the average sale price being 6.09% higher — at R$ 100.57/MWh, compared to R$ 94.80/MWh in 2010. Total revenue from these sales was R$ 1.539 billion, compared to R$ 1.446 billion in 2010.

This table shows supply of electricity by type of consumer:

	Consolidated
	MWh
	2011	2010
Industrial	19,841,439	18,644,010
Commercial	101,282	56,067
Supply not yet invoiced, net	—	—
	19,942,721	18,700,077
Wholesale supply to other concession holders (*)	15,300,801	15,253,926
Transactions in electricity on the CCEE	3,797,573	2,401,305
Sales under the Proinfa program	120,827	84,771
Total	39,161,922	36,440,079

— The electricity market of Cemig D

The concession area of Cemig Distribuição S.A. (Cemig D) covers 567,740km², approximately 96% of the territory of Minas Gerais State. Cemig D has four electricity distribution concessions in Minas Gerais, under four concession contracts — for the Western, Eastern, Northern and Southern areas of the State. These contracts have an expiry date of February 18, 2016, and a clause providing for their extension by the concession-granting power for a further 20 (twenty) years, upon application by the concession holder.

The increase in sales of electricity to Cemig D’s final consumers reflects the expansion of 5.6% in the captive market, with the highlight on the Residential and Commercial consumer categories, in which growth was, respectively, 6.1%, and 12.2%.

The following are some comments on the figures for the main consumer categories:

Residential:

Residential consumption accounted for 35.3% of the total of electricity sold in 2011. The increase of 5.1% in the year reflects connection of new consumer units, and also higher consumption by private users due to the favorable situation of the Brazilian economy, with the employment market continuing to be vigorous, growth in total real wages, and expansion of the supply of credit.

The average monthly consumption per residential unit in 2011 was 122 kWh, 2.6% more than in the previous year.

Industrial:

The volume of electricity used by captive industrial clients, corresponding to 19.5% of the volume sold in 2011, was 0.8% less than in 2010. The main reason is migration of captive industrial consumers to the status of Free Consumers during the year.

Consumption by the Commercial and Services sectors:

This consumer category represented 21.4% of the electricity sold, and was 8.5% higher by volume in 2011 than in 2010, reflecting the increasingly active domestic consumer market, that is to say, growth in the various sectors of the economy and also in consumption by families and individuals.

Within this consumer category the highest consumption growth rates in 2011 were in: retailing (10.5%), wholesaling (11.3%), communication services (4.8%), accommodation and meals (4.4%) and health services (3.8%).

Rural:

Rural consumption grew by 7.2% in 2011, with the connection of 120,881 rural properties to electricity supply for the first time, and increased demand for irrigation due to atypical climatic conditions: low rainfall in the rainy season, and higher than expected temperatures in the dry season. These consumers accounted for 10.9% of the total electricity consumption.

Other consumer categories:

The total of other types of consumption in 2011 — by public authorities, public illumination, public services, and Cemig’s own consumption — was 13.1% of the electricity sold, and was 6.8% more in total than in 2010.

— Consolidated operational revenue

Revenue from supply of electricity:

This table shows supply of electricity by type of consumer:

	R$
	2011	2010 (Reclassified)
Residential	5,451,747	4,832,622
Industrial	4,366,107	3,935,703
Commercial, services and others	3,045,417	2,717,686
Rural	707,958	631,984
Public authorities	531,496	467,376
Public illumination	356,667	309,816
Public service	424,407	394,995
Subtotal	14,883,799	13,290,182
Supply not yet invoiced, net	74,830	(71,204)
	14,958,629	13,218,978
Wholesale supply to other concession holders (**)	1,577,128	1,444,828
Transactions in electricity on the CCEE	268,970	133,432
Sales under the Proinfa program	36,016	23,777
Total	16,840,743	14,821,015

( ** ) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

Distribution: The tariff adjustment of Cemig D:

On April 8, 2011 Aneel published the result of the annual Tariff Adjustment of Cemig D.  The result homologated by Aneel was for an upward adjustment of 10.47%, made up of two components:

(i)             the structural element, with an increase of 8.08%, comprising the non-manageable (Portion A) and the manageable (Portion B) costs; and

(ii)          the financial component, of 2.39%, which will be in effect until April 2012.

With the withdrawal of the financial components taken into account in the 2010 tariff, which totaled 3.23%, the average effect for captive consumers was an increase of 7.24%.

Distribution: Tariff Adjustment — Light:

On November 1, 2011, Aneel approved the result of the 2011 Tariff Adjustment for Light SESA. The result homologated by Aneel was for an upward adjustment of 6.57%, made up of two components:

(i)             The structural element, resulting in an increase of 7.21%, comprising the non-manageable (Portion A) and the manageable (Portion B) costs; and

(ii)          the financial element, of - 0.64%, which will be in effect until October 2012.

Removing the financial component present in the existing tariffs of Light in effect up to that date, of - 1.33%, the proposal represents an average tariff increase for final consumers of 7.82%.

Revenue from Use of the Distribution Systems (TUSD):

A significant proportion of the large industrial consumers in the concession areas of Cemig D (Cemig  Distribution) and Light have the status of Free Consumers, and buy their electricity from Cemig GT (Cemig Generation and Transmission), or other generating companies. As a result, the charges to these free consumers for their use of the distribution network (“TUSD”) are charged separately and reported under this line.

Revenue from Use of the Transmission Grid:

For the long-standing concessions, Revenue from Use of the Transmission Grid refers to the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of that part of the National transmission Grid that is owned by the Company, less the amounts received that are used to amortize the Financial Asset of the Concession.

For the new concessions, it includes the portion received from agents of the electricity sector for the operation and maintenance of the transmission lines, and also the adjustment to present value of the financial assets of the transmission concession, which is primarily constituted during the period of construction of transmission projects. The rates used for updating of the asset correspond to the remuneration of the capital applied in construction of the projects, which varies according to the type of project and the cost of capital incurred by the investing party.

Construction revenue:

The Construction Revenue is entirely compensated by the Construction Costs, and corresponds to the Company’s investment, in the period, in assets of the concession. In some cases it additionally includes the profit margin involved in the operation. For more details please see Explanatory Note 25 to the Consolidated Financial Statements for 2011.

— Taxes and sector charges: deductions from operational revenue

The charges applied to operational revenue in 2011 totaled R$ 6.997bn, compared to R$ 6.095bn in 2010, an increase of 14.8%. The main variations in these deductions from revenue, between the two years, are as follows:

The Fuel Consumption Account — CCC:

Expenses on the CCC in 2011 were R$ 718mn, 34.96% more than their total of R$ 532mn in 2010. This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared (prorated) between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost. In the distribution business, the difference between (i) the amounts used as a reference for defining tariffs and (ii) the amounts of costs actually incurred, is compensated in the subsequent tariff adjustment. For the portion relating to transmission services the company is simply a pass-through agent: the CCC is charged to free consumers on the invoice for use of the National Grid, and passed through to Eletrobrás. The variation in this cost arises, principally, from the change in the method of calculation of the charge, which makes good the difference between the total cost of generation of electricity in the isolated systems and the average cost of electricity sold in the Regulated Market.

CDE — Energy Development Account:

Cemig’s expense on the CDE in 2011 was R$ 516mn, 21.99% more than its total of R$ 423mn in 2010. These payments are specified by a Resolution issued by the regulator, Aneel.

This is a non-controllable cost: In the distribution activity the difference between the amounts used for reference in setting the tariffs and the costs actually incurred is compensated in the subsequent tariff adjustment. For the portion relating to transmission services the Company merely charges the CDE amount to Free Consumers on their invoices for use of the grid, and passes it on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are substantially proportional to the changes in revenue.

For a breakdown of the taxes applicable to revenues, please see Explanatory Note 24 to the Consolidated Financial Statements.

— Operational costs and expenses

(excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 11.401 billion in 2011, 11.77% more than in 2010 (R$ 10.200bn). For more information please see Explanatory Note 25 to the Consolidated Financial Statements.

These are the main variations in expenses:

Electricity bought for resale:

The cost of electricity bought for resale in 2011 was R$ 4.278bn, 14.94% higher than the expense of R$ 3.722bn in 2010. The increase primarily reflects greater sales activity by Cemig GT, and also a higher participation by Light in 2011, with the increased consolidation of its operations. This is a non-controllable cost in the distribution activity: the difference between the amounts used as a reference for calculation of tariffs and the cost actually incurred is compensated in the subsequent tariff adjustment. For more information please see Explanatory Note 25 to the Consolidated Financial Statements.

Charges for use of the transmission network:

The expense on charges for use of the transmission network in 2011 was R$ 830mn, vs. R$ 729mn in 2010, an increase of 13.85%.

This expense refers to the charges, set by an Aneel Resolution, payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost, and the difference between the amounts used for reference in setting the tariffs and the costs actually incurred is compensated in the subsequent tariff adjustment.

Depreciation and amortization:

The expense on depreciation and amortization was 4.80% higher in 2011, at R$ 939mn in 2011, compared to R$ 896mn in 2010. This mainly reflects the increase in the concession assets, in turn reflecting the larger investment program, especially in the distribution business.

Post-employment obligations:

The expense on post-retirement obligations in 2011 was R$ 124mn, compared to R$ 107 million in 2010, an increase of 15.89%. This expense represents the updating of the liability calculated in accordance with an Actuary’s Opinion given by external consultants. The significant increase reflects the increased proportional equity interest in the subsidiary Light.

Operational provisions:

Operational provisions in 2011 totaled R$ 257mn, 86.23% more than in 2010 (R$ 138mn). The increase mainly represents the following items:

•                  The provisional for doubtful receivables was 55.24% higher, at R$ 163 million in 2011, compared to R$ 105mn in 2010).

•                  Different provisions for Aneel administrative proceedings: a provision of R$ 4mn in 2011, vs. a reversal of provisions totaling R$ 47mn in 2010 following dismissal by Aneel of a case relating to the low-rental tariff subsidy.

•                  Different contingency provisions for legal actions: R$ 48mn in 2011, vs. a reversal of R$ 54mn in 2010.

•                  On the other hand, provisions for civil actions on tariff increases were R$ 9mn in 2011, compared to R$ 139mn provisioned in 2010. The amounts provisioned in 2010 were substantially from settlement to terminate a legal action brought by an industrial consumer relating to the tariff increase ordered by the National Water and Electricity Authority (DNAEE) 045/86.

For more information please see Explanatory Note 25 to the Consolidated Financial Statements.

Gas purchased for resale:

The expense on gas bought for resale in 2011 was R$ 329mn, 46.22% more than its total of R$ 225mn in 2010. The change basically reflects the higher quantity bought in 2011 than in 2010, reflecting a higher quantity of gas sold by Gasmig in 2011, due to greater industrial activity.

Services provided by third parties:

The expense on outsourced services in 2011 was R$ 1.031bn, compared to R$ 923mn in 2010, an increase of 11.70%. This is mainly due to higher volume of services of communication, meter reading and electricity bill delivery, and consultancy, mostly due to adjustments in the service contracts. A breakdown of outsourced services is given in Explanatory Note 25 to the Consolidated Financial Statements.

Employees’ and managers’ profit shares:

The expense on employees’ and managers’ profit shares in 2011 was R$ 221mn, 32.00% less than in 2010 (R$ 325mn). The amounts reported arise from the Specific Work Contract signed with employees’ unions in November of 2010 and 2011. The amount reported for 2010 also contains an element of R$ 30mn arising under the Collective Employment Agreement for the previous year, 2009.

— Financial revenues (expenses)

The company posted net financial expenses of R$ 1.056bn in 2011, 85.20% more than the net financial expenses reported for 2010, of R$ 825mn. The main factors in this difference are:

•                  Higher expenses on loans and financings: R$ 1.311bn in 2011, compared to R$ 1.075bn in 20                    10, due mainly to the higher variation in the CDI (Interbank CD) rate, the main indexor for loan and financing contracts, reflecting the increase of the Selic rate, especially during the first half of 2011.

•                  Higher monetary updating expense on post-retirement liabilities: R$ 163mn in 2011, compared to R$ 142mn in 2010 — mainly due to higher variation in the IPCA index, which is used to update the debt contract between Cemig and the private pension entity, Forluz.

•                  Revenue from monetary updating of amounts paid into court in legal proceedings: R$ 68mn in 2011, from updating of a tax credit for successful final judgment in a legal action on the ITCD (death duties and donations) tax.

•                  Gain from monetary updating applied to the Finsocial tax: R$ 68mn in 2011, from an updated receivable from the federal tax authority for taxes paid unduly over the period 1989—91, on final judgment in favor of Cemig.

•                  Expense on monetary updating of an advance against future capital increase (AFAC): R$ 66mn in 2011 for updating of a historic amount of R$ 27mn repaid to the Finance Department of Minas Gerais State.

For a breakdown of financial revenues and expenses, please see Explanatory Note 26 to the Consolidated Financial Statements.

— Income tax and Social Contribution tax

In 2011, Cemig’s expenses on income tax and the Social Contribution totaled R$ 941mn, on profit of R$ 3.356 billion before tax, a percentage of 28.03%. In 2010 the expense on income tax and the Social Contribution tax had been R$ 564 million, on pretax profit of R$ 2.822 billion, a percentage of 19.99%. These effective rates are reconciled with the nominal rates in Explanatory Note 10 to the Consolidated Financial Statements.

It should be noted that in 2011 and 2010 the Company posted tax credits that are not explicitly stated in the financial statements, in the amounts of R$ 119,850 and R$ 288,505, respectively.

— Ebitda

Ebitda (method of calculation not reviewed by external auditors)

Ebitda, R$ mn	2011	2010	Change, %
Net income for the year	2,416	2,257	6.95
+ Provision for income tax and Social Contribution tax	941	564	66.84
+ Financial revenues (expenses)	1,056	825	28.00
+ Depreciation and amortization	939	896	4.80
= EBITDA	5,351	4,543	17.79
Non-recurring items:
+ Settlement of legal action with industrial client	—	178	—
+ ICMS tax: low-income consumers	—	26	—
= ADJUSTED EBITDA	5,351	4,747	12.72

The higher Ebitda in 2001 reflects revenue R$ 14.1% higher, while operational and costs and expenses (not including depreciation) were 12.40% higher.

The main non-recurring items affecting the comparison of Ebitda between 2010 and 2011 are:

•                  Recognition — in 2010 — of an expense of R$ 178mn in Cemig D arising from the settlement of a legal action brought by an industrial consumer, for reimbursement of the tariff increase introduced by the DNAEE during the Cruzado economic plan of 1986).

•                  Recognition of an ICMS tax expense in 2010 relating to the subsidy for the discount on tariffs for low-income consumers, in the amount of R$ 26mn, resulting from the decision to subscribe to the Tax Amnesty program put in place by the government of the Minas Gerais State.

— Light — Highlights of 2011

•                  Consumption up 2.5%. Ebitda in 2011 was R$ 1.244bn.

•                  Dividend proposal of R$ 182mn would increase dividend payout to 100% of Adjusted net income.

•                  Total electricity consumption up 2.5% in 2011, at 22,932 GWh. Highest growth — of 4.3% year-on-year — was in the commercial user category: .

•                  Consolidated net revenue in the year (excluding Construction Revenue) was R$ 6.150bn, up 3.3% from 2010. This is mainly the result of growth of the distribution company’s market.

•                  Consolidated Ebitda for the year is R$ 1.244bn, 21.5% less than in 2010, mainly reflecting higher costs of electricity purchased. Ebitda margin in 2011 was 20.2% — compared to 26.6% in 2010.

•                  Net income for the year was R$ 310.6mn, 46.0% lower than in 2010, mainly on higher costs of bought electricity, and higher financial expenses.

•                  On March 2 the Board of Directors approved a proposal to distribute dividends of R$ 181,501 million or R$ 0.89 per share, partly for the net income of 2011 and partly from net income reserves in the balance sheet on December 31, 2011. This amount increases the payout to 100% of the adjusted net income for 2011 and corresponds to a dividend yield of 3.3% (in relation to the share price at March 3, 2012). The proposal will be submitted for approval to an Extraordinary General Meeting of Shareholders yet to be called.

•                  Electricity losses were reduced for the seventh consecutive quarter. At the end of the year non-technical losses were 40.5% of the low-voltage invoiced market (on the Aneel criterion), a reduction of 1.3 p.p. from 2010.

•                  Realized revenues from electricity invoices in 2011 were 97.4% of the total invoiced, 0.5 of a percentage point lower than the percentage achieved in 2010.

•                  Due to the higher volume of investments, and the acquisitions, the Company had net debt of R$ 3.383bn at the end of 2011, 73.7% more than at the end of 2010.  Net debt / Ebitda was 2.9x.

For more information please see this link:

http://www.mzweb.com.br/light/web/arquivos/Light_Release_4Q11.pdf

— Taesa — Highlights of 2011

•                  The 2011 results of Taesa include the December results of the assets acquired from Abengoa.

•                  Ebitda in 2011 not adjusted for IFRS was R$ 789.2mn, 8.2% higher than in 2010, since the company continued to improve its operational performance.

•                  Non-adjusted Ebitda margin continued to be over 90%.

•                  Net income adjusted for IFRS in 2011 was R$ 495.4mn, 15.6% higher than in 2010.

•                  Light’s market valuation increased by 21.9%, over the year, to R$ 3.3bn.

For more information please see this link:

http://www.mzweb.com.br/taesa2011/web/arquivos/TAESA_Release_4Q11_Eng.pdf

— Annual Permitted Revenue — RAP

The RAP (Permitted Annual Revenue) of the Cemig group in 2011 was 13% of that of the whole Brazilian transmission market, totaling R$ 1.6bn, on which criterion Cemig is now Brazil’s third largest transmission company, with a network of more than 10,000km of transmission lines.

This table gives the RAP of the Cemig group by company/project, as stated in Aneel Homologating Resolution 1171 of June 28, 2011, available at this link on Aneel’s website:

REH - RESOLUÇÃO HOMOLOGATÓRIA Nº 1171 de 28/06/2011 publicado em 01/07/2011 - ANEEL ( VIGENTE )

Cemig Consolidado
Annual Permitted Revenue — RAP	R$ million
Taesa
ETEO	71,063,230
ETAU	9,214,374
NOVATRANS	210,027,130
TSN	196,276,448
GTESA	3,594,086
PATESA	8,631,879
Munirah	14,739,400
Brasnorte	4,590,245
Abengoa
NTE	61,862,213
STE	16,504,969
ATEI	30,104,523
ATEII	45,824,809
ATEIII	21,027,381
Cemig GT	461,848,110
Cemig Itajuba	29,233,157
Centroeste	6,325,507
Transirapé	3,858,104
Transleste	7,271,715
Transudeste	4,326,795
TBE
EATE	153,278,088
STC	141,421,640
Lumitrans	7,588,018
ENTE	80,221,685
ERTE	14,176,673
ETEP	34,920,526
ECTE	12,928,587
EBTE (participação Cemig Gt e EATE)	25,778,009
ESDE	5,296,820
Light	2,076,655
Transchile	5,733,000
RAP TOTAL CEMIG	1,689,743,777

— Appendices

Cemig D: Tables

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
4Q09	5,740	4,304	10,044	22
1Q10	5,613	4,385	9,998	23
2Q10	5,710	4,914	10,624	24
3Q10	5,841	5,047	10,888	25
4Q10	5,938	4,927	10,865	25
1Q11	6,034	4,797	10,831	25
2Q10	5,969	5,127	11,096	26
3Q11	6,166	5,274	11,441	24
4Q11	6,093	5,149	11,242	26

1. Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

2. Total electricity distributed

3. Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	4Q11	4Q10	Change%	2011	2010	Change%
Sales to end consumers	2,560	2,355	9	9,876	9,313	6
TUSD	470	440	7	1,821	1,640	11
Revenues from construction	436	49	790	1,175	786	49
Others	94	10	840	195	122	60
Subtotal	3,560	2,854	25	13,067	11,861	10
Deductions	(1,173)	(1,036)	13	(4,557)	(4,148)	10
Net Revenues	2,387	1,818	31	8,510	7,713	10

Operating Expenses	4Q11	4Q10	Change%	2011	2010	Change%
Personnel/Administrators/Councillors	225	212	6	767	759	1
Employee Participation	96	140	(31)	148	236	(37)
Forluz — Post-Retirement Employee Benefits	21	16	31	87	78	12
Materials	20	31	(35)	64	99	(35)
Contracted Services	195	204	(4)	681	642	6
Purchased Energy	706	831	(15)	2,936	2,925	0
Depreciation and Amortization	99	95	4	384	378	2
Operating Provisions	48	(35)	137	161	209	(23)
Charges for Use of Basic Transmission Network	174	148	18	672	616	9
Cost from construction	436	49	790	1,175	786	49
Other Expenses	65	44	48	205	186	10
Total	2,085	1,735	20	7,280	6,914	5

Statement of Results	4Q11	4Q10	Change%	2011	2010	Change%
Net Revenue	2,387	1,818	31	8,510	7,713	10
Operating Expenses	2,085	1,735	20	7,280	6,914	5
EBIT	302	83	264	1,230	799	54
EBITDA	401	178	125	1,614	1,177	37
Financial Result	(46)	(85)	46	(216)	(224)	(4)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(69)	(23)	200	(294)	(134)	119
Net Income	187	(25)	848	720	441	63

Cemig GT — Tables

Operating Revenues	4Q11	4Q10	Change%	2011	2010	Change%
Sales to end consumers	665	555	(1)	2,576	2,108	22
Supply	509	475	(0)	1,688	1,571	7
Revenues from Trans. Network + Transactions in the CCEE	312	254	(1)	1,330	1,058	26
Revenues from construction	41	29	18	92	163	(44)
Others	(6)	(7)	3	58	52	12
Subtotal	1,521	1,306	0	5,744	4,952	16
Deductions	(334)	(283)	1	(1,187)	(1,026)	16
Net Revenues	1,187	1,023	(0)	4,557	3,926	16

Operating Expenses	4Q11	4Q10	Change%	2011	2010	Change%
Personnel/Administrators/Councillors	84	90	(7)	300	307	(2)
Employee Participation	39	48	(19)	55	75	(27)
Depreciation and Amortization	92	100	(8)	366	374	(2)
Charges for Use of Basic Transmission Network	66	57	16	245	250	(2)
Contracted Services	62	44	41	164	149	10
Forluz — Post-Retirement Employee Benefits	7	5	40	28	24	17
Materials	10	9	11	23	24	(4)
Royalties	41	34	21	148	135	10
Operating Provisions	3	(3)	(200)	12	(9)	233
Other Expenses	31	20	55	86	83	4
Purchased Energy	154	129	19	583	371	57
Construction Cost	42	30	40	92	164	(44)
Total	631	563	12	2,102	1,947	8

Statement of Results	4Q11	4Q10	Change%	2011	2010 Reclassified	Change%
Net Revenue	1,187	1,023	16	4,557	3,926	16
Operating Expenses	(3,573)	(3,331)	7	(2,102)	(1,947)	8
EBIT	556	460	21	2,455	1,979	24
EBITDA	648	560	16	2,821	2,353	20
Financial Result	(184)	(152)	21	(692)	(513)	35
Provision for Income Taxes, Social Cont & Deferred Income Tax	(93)	(48)	94	(494)	(382)	29
Net Income	279	260	7	1,269	1,084	17

Cemig Consolidated — Tables

Energy Sales (Consolidated)	4Q11	4Q10	Change%	2011	2010	Change%
Residential	2,657	2,601	2	10,742	9,944	8
Industrial	6,581	6,676	(1)	26,029	24,826	5
Commercial	1,776	1,669	6	6,985	6,227	12
Rural	682	606	12	2,646	2,466	7
Others	1,010	957	6	4,002	3,663	9
Subtotal	12,706	12,510	2	50,404	47,127	7
Own Consumption	15	14	4	57	53	7
Supply	3,957	4,106	(4)	14,458	14,204	2
Transactions on the CCEE	1,115	814	37	5,138	4,785	7
Sales under the Proinfa program	55	45	23	121	85	43
TOTAL	17,848	17,490	2.0	70,178	66,255	6

Energy Sales	4Q11	4Q10	Change%	2011	2010 (Reclassified)	Change%
Residential	1,461	1,309	12	5,452	4,833	13
Industrial	1,137	987	15	4,366	3,936	11
Commercial	815	719	13	3,045	2,718	12
Rural	188	160	18	708	632	12
Others	348	305	14	1,313	1,171	12
Electricity sold to final consumers	3,949	3,480	13	14,884	13,290	12
Unbilled Supply, Net	37	(42)	(188)	75	(71)	(206)
Supply	396	351	13	1,577	1,445	9
Transactions on the CCEE	119	27	341	269	133	102
Sales under the Proinfa program	18	13	—	36	24	50
TOTAL	4,519	3,829	18	16,841	14,821	14

Sales per Company

Cemig Distribution

2011 Sales	GWh
Industrial	4,719
Residencial	8,548
Rural	2,632
Commercial	5,181
Others	3,181
Sub total	24,261
Wholesale supply	655
Total	24,916

Cemig GT

2011 Sales	GWh
Free Consumers	19,943
Wholesale supply	15,421
Wholesale supply others	10,150
Wholesale supply Cemig Group	1,320
Wholesale supply bilateral contracts	3,951
Transactions in the CCEE (PLD)	3,798
Total	39,162

Independent Generation

2011 Sales	GWh
Horizontes	84
Ipatinga	308
Sá Carvalho	485
Barreiro	99
CEMIG PCH S.A	113
Rosal	262
Capim Branco	520
Cachoeirão	69
Baguari	121
Vendas CCEE (PLD)	51
TOTAL	229

RME (25%)

2011 Sales	GWh
Industrial	451
Residencial	2,194
Commercial	1,644
Rural	14
Others	878
Wholesale supply	1,252
Transactions in the CCEE (PLD)	533
Total	6,966

Cemig Consolidated by Company

2011 Sales	GWh	% of total
Cemig Distribution	24,916	36%
Cemig GT	39,162	56%
Wholesale Cemig Group	6,966	10%
Wholesale Light Group	2,502	4%
Independent Generation	(2,095)	—
RME	(1,273)	—
Total	70,178	100%

Operating Revenues	4Q11	4Q10	Change%	2011	2010 (Reclassified)	Change%
Sales to end consumers	3,945	3,386	17	14,959	13,219	13
TUSD	509	543	(6)	1,974	1,658	19
Supply + Transactions in the CCEE	515	379	36	1,846	1,578	17
Revenues from Trans. Network	352	199	77	1,473	1,197	23
Gas Supply	217	150	45	579	398	45
Construction revenue	569	370	—	1,533	1,341	14
Others	93	239	(61)	447	550	(19)
Subtotal	6,200	5,266	18	22,811	19,941	14
Deductions	(1,859)	(1,594)	17	(6,997)	(6,095)	15
Net Revenues	4,341	3,672	18	15,814	13,846	14

Operating Expenses	4Q11	4Q10	Change%	2011	2010 (Reclassified)	Change%
Personnel/Administrators/Councillors	352	353	(0)	1,249	1,211	3
Forluz — Post-Retirement Employee Benefits	31	55	(44)	124	107	16
Materials	33	44	(25)	98	134	(27)
Contracted Services	310	284	9	1,031	923	12
Purchased Energy	1,075	1,043	3	4,278	3,722	15
Royalties	41	27	52	154	140	10
Depreciation and Amortization	238	212	12	939	896	5
Operating Provisions	51	(36)	(242)	258	138	87
Charges for Use of Basic Transmission Network	221	176	26	830	729	14
Gas Purchased for Resale	93	62	50	329	225	46
Other Expenses	127	36	253	361	322	12
Employee Participation	150	193	(22)	221	325	(32)
Cost from Operation	567	357	59	1,529	1,328	15
TOTAL	2,572	2,256	14	11,401	10,200	12

Financial Result Breakdown	4Q11	4Q10	Change%	2011	2010 (Reclassified)	Change%
Financial revenues	351	188	86	994	841	18
Revenue from cash investments	97	106	(9)	410	392	4
Arrears penalty payments on electricity bills	43	34	26	151	137	10
Minas Gerais state government	34	18	85	152	129	17
FX variations	12	7	84	20	51	(60)
Pasep and Cofins taxes on financial revenues	(14)	(13)	5	(42)	(39)	7
Gains on financial instruments	—	—	—	16	—	—
Adjustment to present value	(4)	3	(234)	—	17	(100)
Other	183	33	451	287	154	86
Financial expenses	(574)	(490)	17	(2,050)	(1,666)	23
Costs of loans and financings	(285)	(284)	0	(1,311)	(1,075)	22
FX variations	(21)	(13)	59	(40)	(37)	8
Monetary updating — loans and financings	(34)	(62)	(45)	(146)	(144)	1
Monetary updating — paid concessions	(4)	(13)	(70)	(21)	(42)	(50)
Losses on financial instruments	—	1	(100)	—	(6)	(100)
Charges and monetary updating on Post-employment obligations	(82)	(71)	15	(163)	(142)	15
Other	(148)	(47)	215	(369)	(219)	68
Financial revenue (expenses)	(223)	(302)	(26)	(1,056)	(825)	28

Statement of Results	4Q11	4Q10	Change%	2011	2010 (Reclassified)	Change%
Net Revenue	4,341	3,672	18	15,814	13,846	14
Operating Expenses	3,289	2,806	17	11,401	10,200	12
EBIT	1,052	866	22	4,413	3,646	21
EBITDA	1,290	1,078	20	5,352	4,543	18
Financial Result	(223)	(302)	(26)	(1,056)	(825)	28
Provision for Income Taxes, Social Cont & Deferred Income Tax	(120)	107	(212)	(942)	(563)	67
Net Income	709	671	6	2,415	2,258	7

Cash Flow Statement	4Q11	4Q10	Change%	2011	2010 (Reclassified)	Change%
Cash at beginning of period	3,851	4,178	(8)	2,980	4,425	(33)
Cash generated by operations	643	300	114	3,898	3,376	15
Net profit	709	671	6	2,415	2,258	7
Depreciation and amortization	238	203	17	939	896	5
Suppliers	(20)	128	(116)	69	269	(74)
Provisions for operational losses	88	(21)	(519)	342	(78)	(538)
Other adjustments	(372)	(681)	(45)	133	31	329
Financing activities	620	(977)	(163)	1	(377)	(100)
Financings obtained and capital increase	2,926	1,159	152	4,256	6,227	(32)
Payments of loans and financings	(866)	(774)	12	(2,219)	(4,775)	(54)
Interest on Equity, and dividends	(1,440)	(1,362)	6	(2,036)	(1,829)	11
Investment activity	(2,251)	(521)	332	(4,016)	(4,444)	(10)
Investments	(1,215)	291	(518)	(1,240)	(1,799)	(31)
Fixed and Intangible assets	(1,036)	(812)	28	(2,776)	(2,645)	5
Cash at end of period	2,863	2,980	(4)	2,863	2,980	(4)

BALANCE SHEETS (CONSOLIDATED) - ASSETS	2011	2010 (Reclassified)
CURRENT	8,531	8,086
Cash and cash equivalents	2,862	2,980
Securities — cash investments	359	322
Consumers and Traders	2,550	2,263
Concession holders — transport of energy	427	401
Financial assets of the concession	1,120	625
Taxes offsetable	354	374
Income tax and Social Contribution recoverable	221	490
Inventories	54	41
Other credits	584	590
NON-CURRENT	28,826	25,470
Accounts receivable from Minas Gerais state government	1,830	1,837
Credit Receivables Investment Fund	—	—
Deferred income tax and Social Contribution tax	2,036	1,801
Taxes offsetable	328	140
Income tax and Social Contribution recoverable	24	83
Deposits linked to legal actions	1,388	1,027
Consumers and Traders	159	96
Other credits	183	137
Financial assets of the concession	8,778	7,316
Investments	177	—
Fixed assets	8,662	8,229
Intangible	5,261	4,804
TOTAL ASSETS	37,357	33,556

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	2011	2010 (Reclassified)
CURRENT	12,168	6,404
Suppliers	1,190	1,121
Regulatory charges	368	384
Profit shares	89	116
Taxes, charges and contributions	516	404
Income tax and Social Contribution tax	129	137
Interest on Equity and dividends payable	1,243	1,154
Loans and financings	4,382	1,574
Debentures	3,439	629
Salaries and mandatory charges on payroll	272	243
Post-employment obligations	101	99
Provision for losses on financial instruments	25	69
Other obligations	414	474
NON-CURRENT	13,444	15,677
Regulatory charges	262	142
Loans and financings	5,358	6,244
Debentures	2,601	4,779
Taxes, charges and contributions	897	694
Income tax and Social Contribution tax	1,234	1,065
Provisions	549	371
Concessions payable	130	118
Post-employment obligations	2,187	2,062
Other obligations	226	202
STOCKHOLDERS’ EQUITY	11,745	11,475
Registered capital	3,412	3,412
Capital reserves	3,954	3,954
Profit reserves	3,293	2,873
Adjustments to Stockholders’ equity	1,081	1,209
Accumulated Conversion Adjustment	5	—
Funds allocated to increase of capital	—	27
TOTAL LIABILITIES	37,357	33,556

2.              Summary of Principal Decisions of the 533rd Meeting of the Board of Directors, March 15, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

Summary of principal decisions

At its 533rd meeting, held on March 15, 2012, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matter:

1.                  Technical feasibility study for offsetting of tax credits.

2.                  Report of Management and Financial Statements for the year 2011.

3.                  Proposal for allocation of the 2011 profit.

4.                  Change in Registered Capital.

5.                  Orientation of vote by the representative of Cemig in the 2012 Annual General Meetings of Stockholders of Cemig D and Cemig GT.

6.                  Signature of a contract with the State of Minas Gerais for return of an amount relating to the administrative deposit made by Cemig with the State of Minas Gerais for guarantee of execution in a tax matter.

7.                  Increase in the registered capital of Empresa de Transmissão Serrana S.A. (ETSE) and orientation of vote in meetings of Empresa Catarinense de Transmissão de Energia S.A. (ECTE).

8.                  Constitution of consortia by Cemig GT.

9.                  Signature of non-remunerated lease contracts.

10.           Increase in capital of EATE, ENTE and ETEP; and orientation of vote.

11.           The Madrid II Project.

12.           Convocation of the Ordinary and Extraordinary General Meetings of Stockholders, to be held concurrently on April 27, 2012, at 10.30 a.m.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.              Market Announcement — Study for transfer to TAESA of certain stockholdings in electricity transmission concession holders, March 26, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MARKET ANNOUNCEMENT

Study for transfer to TAESA of certain

stockholdings in electricity transmission concession holders

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid — in accordance with CVM Instruction 358 of January 3, 2002, as amended, and its own commitment to best corporate governance practices — hereby informs the public, the Brazilian Securities Commission (“the CVM”), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”), and the market in general, as follows:

Cemig is studying the possibility of a consolidation (“the Stockholding Restructuring”) of some of its investments in the electricity transmission sector by transfer to Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) of the whole of its stockholding interests in the following holders of public electricity service concessions:

(i)	Empresa Catarinense de Transmissão de Energia S.A. — ECTE
(ii)	Empresa Regional de Transmissão de Energia S.A. — ERTE;
(iii)	Empresa Norte de Transmissão de Energia S.A. — ENTE;
(iv)	Empresa Paranaense de Transmissão de Energia S.A. — ETEP;
(v)	Empresa Amazonense de Transmissão de Energia S.A. — EATE;
(vi)	Empresa Brasileira de Transmissão de Energia S.A. — EBTE

If Cemig decides that the Stockholding Restructuring is opportune, its implementation will be submitted for approval to the Board of Directors, and/or the General Meeting of Stockholders, of Taesa, as applicable, and Cemig, and the Board Members appointed by it, will not take part in any decision on the question.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this transaction.

Belo Horizonte, March 26, 2012.

José Carlos de Mattos

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.              Convocation to the Ordinary and Extraordinary General Meetings of Stockholders to be held concurrently on April 27, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64 - NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Ordinary and an Extraordinary General Meeting of Stockholders, to be held, concurrently, on April 27, 2012 at 10.30 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, in the city of Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1                 Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents.

2                 Allocation of the net profit for the year 2011, in the amount of R$ 2,415,450,000, and the balance of Retained Earnings, in the amount of R$ 128,979,000, arising from realization of the Reserve for Adjustments to Stockholders’ Equity in accordance with Article 192 of Law 6404/1976, as amended.

3                 Decision on the form and date of payment of the obligatory dividend and complementary dividends, in the amount of R$ 1,294,041,000.

4                 Authorization, verification and approval of an increase in the registered Share Capital,

from	R$ 3,412,072,910.00 to R$ 4,265,091,140.00,
with issuance of	170,603,646 new shares
through capitalization of	R$ 853,018,230.00 ,
of which	R$ 821,527,465.32 from the Retained Earnings Reserve, and
R$ 31,490,764.68 from incorporation of installments 13 to 16 of the principal under Clause 5 of the Contract for Assignment of the Outstanding Balance on the Results Compensation (CRC) Account;

• a stock dividend of 25%, in new shares, being distributed, consequently, to stockholders, of the same type as those held and each with nominal value of R$ 5.00.

5                 Authorization for the Executive Board, in relation to the stock dividend of 25%, in new shares, of the same type as those held, each with nominal value of R$ 5.00, to be paid to holders of the shares comprising the Share Capital of R$ 3,412,072,910.00, whose names are in the company’s Nominal Share Registry on the date of this General Meeting of Stockholders:

•                  to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

•                  to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

•                  to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, jointly with the first installment of the dividends for the year 2011.

6                 Consequent redrafting of the Head paragraph of Clause 4 of the Bylaws, as a result of the said increase in the registered Share Capital.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7                 Election of the sitting and substitute members of the Audit Board, due to the completion of their period of office; and setting of their remuneration.

8                 Election of the sitting and substitute members of the Board of Directors, due to the ending of their period of office.

9                 Setting of the remuneration of the Company’s Managers.

10          Orientation of the vote of the Company’s representative in the Ordinary General Meeting of Stockholders of Cemig Distribuição S.A. (“Cemig D”), also to be held by April 30, 2012, as to:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents.

b)             Allocation of the net profit for 2011, in the amount of R$ 719,971,000.

c)              Decision on the form and date of payment of the dividends and Interest on Equity, in the amount of R$ 683,972,000.

d)             Election of the sitting and substitute members of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig, as a result of the termination of the Board Members’ period of office.

e)              Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

11          Orientation of the vote of the Company’s representative in the Ordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A. (“Cemig GT”), also to be held by April 30, 2012, as to:

a)             Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents.

b)             Allocation of the net profit for the year 2011, in the amount of R$ 1,269,012,000, and of the balance in the Retained Earnings account, in the amount of R$ 109,184,000.

c)              Decision on the form and date of payment of the dividends and Interest on Equity, in the amount of R$ 1,314,745,000.

c)              Election of the sitting and substitute members of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig, as a result of the termination of the Board Members’ period of office.

e)              Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, adoption of the multiple voting system for election of members of the company’s Board requires the vote of stockholders representing a minimum percentage of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the terms of Article 126 of Law 6406/1976, as amended, and of the sole sub-paragraph of Clause 9 of the Company’s Bylaws, depositing, preferably by April 25, 2012, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office at Av. Barbacena, 1200, 19th floor, B1 Wing, Belo Horizonte, MG, Brazil.

Belo Horizonte, March 15, 2012.

Dorothea Fonseca Furquim Werneck

Chair of the Board of Directors

5.              Proposal by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held concurrently by April 30, 2012

PROPOSAL

BY THE

BOARD OF DIRECTORS TO THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY APRIL 30, 2012

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

•  whereas:

a)             with regard to

•                  Article 192 of Law 6404 of December 15, 1976, as amended,

•                  Clauses 27 to 31 of the Bylaws,

•                  the Financial Statements for 2011, with net profit of R$ 2,315,450,000, and

•                  the balance of retained earnings of R$ 128,979, arising from realization of the Reserve for Adjustments to Stockholders’ Equity,

the Board of Directors is required to make a proposal to the Ordinary General Meeting of Stockholders for allocation of the Company’s profit;

b)             Clause 5 (Incorporation to the Registered Capital) of the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation Account (“the CRC Account”), signed on May 31, 1995, between the state of Minas Gerais and Cemig (“the CRC Contract”), determines that the amounts in fact paid by the State of Minas Gerais as principal shall be incorporated into the Company’s Registered Capital as “Donations and Subventions for Investments”;

c)              the payments made by the State of Minas Gerais in relation to installments 13 to 16 of amortization of principal, adjusted in accordance with the Fifth Amendment to the CRC Agreement, total R$ 31,491,000;

d)             Article 199 of Law 6404 of December 15, 1976, as amended, states that the balance of profit reserves cannot exceed the registered share capital, and under Article 169 of that Law the registered share capital of the Company may be altered by capitalization of reserves;

e)              on December 31, 2011, the amount of Cemig’s accumulated Profit Reserve was R$ 3,206,555,000, after deduction of the amounts allocated to pay the obligatory dividends and extraordinary dividends for 2011, and this amount is close to the amount of the registered Share Capital, of R$ 3,412,072,910 (three billion, four hundred twelve million, seventy two thousand, nine hundred ten Reais);

f)               Cemig Geração e Transmissão S.A. (“Cemig GT”) and Cemig Distribuição S.A. (“Cemig D”) are wholly-owned subsidiaries of Cemig and will hold their Annual General Meetings by April 30, 2012; and

g)              Clause 21, §4, sub-clause “g” of Cemig’s Bylaws states:

“Clause 21…

§4   The following decisions shall require a vote by the Executive Board: ...

g)              approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Officer for Business Development and Corporate Control of Subsidiaries and Affiliates and the Chief Officer for Finance, Investor Relations and Financial Control of Holdings, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the multi-year Strategic Implement Plan”;

•  now proposes to you as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

I)               that the net profit for 2011 and the balance of retained earnings, in the amounts stated above, should be allocated as follows:

1)             R$ 109,210,000, or 4.52% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Clause 28 of the Bylaws, but such allocation being limited to the maximum percentage of 20.00% of the balance of the registered Share Capital, as per Article 193 of Law 6404/1976.

2)             R$ 1,294,041,000, as dividends, to those stockholders whose names are on the company’s Nominal Share Register on April 27, 2012, as follows:

a)             R$ 1,207,725,000 as obligatory dividends, corresponding to 50% of the net profit, in accordance with sub-clause “b” of the sole sub-paragraph of Clause 28 of the Bylaws and the applicable legislation.

b)             R$ 86,316,000 as complementary dividends in a percentage above the minimum obligatory dividend.

3)             R$ 1,141,178,000 to be held in Stockholders’ equity in the Reserve under the Bylaws account provided for by sub-clause “c” of the sole sub-paragraph of Clause 28 and by Clause 30 of the Bylaws.

• the payments of dividends to be made in two installments, by June 30 and December 30, 2012; and that these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

Appendix 1 summarizes the calculation of the dividends proposed by Management, in accordance with the Bylaws.

II)         Authorization, verification and approval of an increase in the registered Share Capital

• from	R$ 3,412,072,910.00	(three billion four hundred twelve million seventy two thousand nine hundred ten Reais)
to	R$ 4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais)
with issuance of	170,603,646	(one hundred seventy million, six hundred and three thousand, six hundred forty six)
		new shares, each with par value of R$ 5.00 (five Reais),
of which	74,567,417	(seventy four million five hundred sixty seven thousand four hundred and seventeen) are nominal common shares,
and	96,036,229	(ninety six million thirty six thousand two hundred twenty nine) are nominal preferred shares, through capitalization of
R$ 853,018,230.00		(eight hundred fifty three million eighteen thousand two hundred thirty Reais),
of which	R$ 821,527,465.32	(eight hundred twenty one million five hundred twenty seven thousand four hundred sixty five Reais and thirty two centavos)
		from the Retained Earnings Reserve, and
R$ 31,490,764.68		(thirty one million four hundred ninety thousand seven hundred sixty four Reais and sixty eight centavos)
		from incorporation of portions 13 to 16, paid as principal, under Clause 5 of the CRC Agreement
• a stock dividend of	25%,	in new shares, being distributed, consequently, to stockholders, of the same type as those held and each with nominal value of R$ 5.00.

III)     Consequent redrafting of the head paragraph of Clause 4 of the Bylaws, to the following:

“Clause 4                   The company’s Share Capital is R$ 4,265,091,140.00 (four billion two hundred sixty five million ninety one thousand one hundred forty Reais), represented by:

a)             372,837,085 (three hundred seventy two million eight hundred thirty seven thousand eighty five) nominal common shares each with par value of R$ 5.00;

b)             480,181,143 (four hundred eighty million one hundred eighty one thousand one hundred forty three) nominal preferred shares each with nominal value of R$ 5.00.”

IV)            Authorization for the Executive Board to take the following measures in relation to the stock dividend:

a)       to attribute a stock dividend of 25 per cent, in new shares, of the same type as those held and with nominal value of R$ 5 (five Reais), to holders of the shares making up the capital of R$ 3,412,072,910.00, whose names are in the company’s nominal share registry on the date of the General Meeting of Stockholders that decides on this proposal;

b)       to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

c)        to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

d)       to pay to the stockholders, proportionately, the result of the sum of the remaining fractions jointly with the first installment of the dividends for the year 2011.

(V)             That the representative of Cemig in the Ordinary General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., also to be held by April 30, 2012, should vote in favor of the matters on the agenda, that is to say the following:

Cemig D:

a)       Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents.

b)       Proposal for allocation of the net profit for 2011, in the amount of R$ 719,971,000.

c)        Decision on the form and date of payment of the dividends and Interest on Equity, in the amount of R$ 683,972,000.

d)       Election of sitting and substitute members of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

e) Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

Cemig GT:

a)       Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2011, and the respective complementary documents.

b)       Allocation of the net profit for the year 2011, in the amount of R$ 1,269,012,000, and of the balance in the Retained Earnings account, in the amount of R$ 109,184,000.

c)        Decision on the form and date of payment of the dividends and Interest on Equity, in the amount of R$ 1,314,745,000.

d)       Election of sitting and substitute members of the Board of Directors, if there is alteration in the composition of the Board of Directors of Cemig.

e)        Election of the sitting and substitute members of the Audit Board, due to the completion of the current period of office.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that you, the stockholders, will approve it.

Belo Horizonte, March 15, 2012.

Dorothea Fonseca Furquim Werneck — Chair	Guy Maria Villela Paschoal — Member

Djalma Bastos de Morais — Vice-Chairman	João Camilo Penna — Member

Antônio Adriano Silva — Member	Joaquim Francisco de Castro Neto — Membro

Arcângelo Eustáquio Torres Queiroz — Member	Paulo Roberto Reckziegel Guedes — Member

Eduardo Borges de Andrade — Member	Saulo Alves Pereira Junior — Member

Francelino Pereira dos Santos — Member	Fernando Henrique Schüffner Neto — Member

6.              Notice to Stockholders, March 28, 2012

CEMIG DISTRIBUIÇÃO S.A.

BRAZILIAN LISTED COMPANY

CNPJ 06.981.180/0001-16

NOTICE TO SHAREHOLDERS

We advise our shareholders that the documents referred to in article 133 of Law # 6,404 of December 15, 1976, relating to the year 2011, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.

Belo Horizonte, March 28, 2012

José Carlos de Mattos

Acting Chief Finance and Investor Relations Officer

Av.Barbacena, 1200 - Santo Agostinho - CEP 30190-131

Belo Horizonte - MG - Brasil - Tel.: (31)3506-5024- Fax (31)3506-5025

7.              Market Announcement — Presentation of 2011 Results

8.              Summary of Minutes of the 533rd Meeting of the Board of Directors

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE 533RD MEETING

Date, time and place:	March 15, 2012 at 9.00 a.m. at the company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                               Conflict of interest: The Chair asked the board members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest, except the following board members :

Dorothea Fonseca Furquim Werneck,	Paulo Sérgio Machado Ribeiro, and
Marco Antonio Rodrigues da Cunha —

who stated that they had conflict of interest in relation to:

signature of a contract with the State of Minas Gerais for restitution of an amount relating to the administrative deposit made by Cemig with the State, for guarantee of a tax execution;

and

Eduardo Borges de Andrade,	Paulo Roberto Reckziegel Guedes,
Saulo Alves Pereira Junior,	Bruno Magalhães Menicucci, and
Tarcísio Augusto Carneiro —

who stated that they had conflict of interest in relation to:

constitution of a consortium between Cemig GT and EDP — Energias do Brasil S.A.

II                          Scrutiny: The Chair reported that the Committees of the Board of Directors had examined all the matters on the agenda, and recommended their approval.

III                     The Board approved:

a)            The Technical Feasibility Study on offsetting of tax credits, which is the grounds for the accounting of deferred tax credits contained in the 2011 financial statements.

b)            Increase in the Authorized Capital of Empresa de Transmissão Serrana S.A. — ETSE, up to a limit of sixty million, eight hundred ninety three thousand Reais, to be paid up to the extent that there is a need for capital injections from Empresa Catarinense de Transmissão de Energia S.A. — ECTE, concomitantly with subscription of the respective shares; orienting vote in favor of the increase, and of the consequent alteration of the Bylaws of ETSE, by the representative of Cemig at meetings of ECTE that decide on this matter.

c)             Increase in the Registered Capital of Empresa Norte de Transmissão de Energia S.A. — ENTE, by sixteen million, seven hundred and five thousand and eight Reais and eighty four centavos, with the related adaptation of the Company’s Bylaws; orienting vote in favor by the representative of Cemig in the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on March 19, 2012, on this matter.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)            Increase in the Registered Capital of Empresa Paraense de Transmissão de Energia S.A. — ETEP, in the amount of seven million seven hundred ninety seven thousand six hundred and eighty Reais and fifty five centavos, with the related adaptation of the Company’s Bylaws; orienting vote in favor by the representative of Cemig at the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on March 19, 2012, on this matter.

e)             Increase in the Registered Capital of Empresa Amazonense de Transmissão de Energia Elétrica S.A. — EATE, in the amount of thirty one million one hundred forty thousand three hundred and forty three Reais and twenty two centavos, with the related adaptation of the Company’s Bylaws; orienting vote in favor by the representative of Cemig at the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on March 19, 2012, in relation to this subject.

f)              The proposal of Board member Lauro Sérgio Vasconcelos David, that the members of the Board of Directors should authorize their Chair to call the Ordinary and Extraordinary General Meetings of Stockholders to be held, jointly, on April 27, 2012, at 10.30 a.m.; and, in the absence of a quorum, to make second convocation of stockholders within the legal period.

g)             The minutes of this meeting.

IV                      The Board approved the Report of Management and financial statements for 2011 and the respective complementary documents, and submitted them to the Ordinary General Meetings of Stockholders to be held on April 27, 2012.

V                           The Board authorized:

a)            Signature of a contract with the State of Minas Gerais for restitution of an amount relating to an administrative deposit made by Cemig in favor of the State for guarantee of execution in a tax matter, relating to Case n° 0024.02.628192-3.

b)            Constitution of a consortium, between Cemig GT and CPFL Energia S.A. (CPFL), with ownership in the proportion of 51% by CPFL and 49% by Cemig GT, to participate in the Aneel Auction of the concession for the São Manoel Hydroelectric Plant, and receipt of the grant of that concession, should it be awarded to the consortium.

c)             Constitution of a consortium, between Cemig GT and EDP — Energias do Brasil S.A., with ownership in the proportion of 51% by EDP and 49% by Cemig GT, to participate in the Aneel Auction of the concession for the Sinop Hydroelectric Plant, and receipt of the grant of that concession, should it be awarded to the consortium.

d)            Signature of a Free Leasing (Comodato) Agreement, with Mr. Vicente de Paulo Resende, and with Cemig GT as consenting party, in relation to the area on the banks of the reservoir of the Três Marias Hydroelectric Plant, with period of validity up to July 8, 2015, able to be extended upon signature of an amendment.

e)             Signature of a Free Leasing (Comodato) Agreement, with Mr. Eduardo de Souza Pereira, with Cemig GT as consenting party, relating to the area on the banks of the reservoir of the São Bernardo Hydroelectric Plant, with period of validity of 60 months, able to be extended for equal periods, by signature of an amendment, up to August 19, 2025.

f)              Acquisition, by Transmissora Aliança de Energia Elétrica S.A. (Taesa), of shares held by Abengoa Concessões Brasil Holding S.A., representing 50% of the Share Capital of União de Transmissoras de Energia Elétrica Holding S.A. (Unisa), which has equity holdings in the share capital of the transmission companies:

ATE Transmissora de Energia S.A.,

ATE II Transmissora de Energia S.A.,

ATE III Transmissora de Energia S.A. and

STE—Sul Transmissora de Energia S.A.

VI                      Allocation of net profit: The Board submitted to the Annual General Meeting, to be held on April 27, 2012, proposals for allocation of the net profit of 2011, in the amount of R$ 2,415,450,000 and a balance of retained earnings of R$ 128,979,000:

1)                           R$ 109,210, or 4.52% of the net profit, to the Legal Reserve, but not to cause that reserve to exceed 20.00% of the registered Share Capital.

2)                           R$ 1,294,041,000, as dividends, to those stockholders whose names are on the company’s Nominal Share Register on the date of the said General Meeting of Stockholders, as follows:

a)             R$ 1,207,725,000 as obligatory dividends, corresponding to 50% of the net profit; and

b)                          R$ 86,316,000 as further dividends in addition to the minimum obligatory dividend.

3)                           R$ 1,141,178,000 to be held in Stockholders’ equity in the Reserve under the Bylaws.

• the payments of dividends to be made in two installments, by June 30 and December 30, 2012, and these dates may be brought forward, in accordance with the availability of cash and at the option of the Executive Board.

VII      The Board submitted to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently on April 27, 2012, the following proposals:

A)	Authorization, verification and approval of an increase in the registered Share Capital

	• from	R$ 3,412,072,910.00	(three billion four hundred twelve million seventy two thousand nine hundred ten Reais)

	to	R$ 4,265,091,140.00	(four billion two hundred sixty five million ninety one thousand one hundred forty Reais)

	with issuance of	170,603,646	(one hundred seventy million, six hundred and three thousand, six hundred forty six)

new shares, each with par value of R$ 5.00 (five Reais),

	of which	74,567,417	(seventy four million five hundred sixty seven thousand four hundred and seventeen) are nominal common shares,

	and	96,036,229	(ninety six million thirty six thousand two hundred twenty nine) are nominal preferred shares,

	by capitalization of	R$ 853,018,230.00	(eight hundred fifty three million eighteen thousand two hundred thirty Reais),

	of which	R$ 821,527,465.32	(eight hundred twenty one million five hundred twenty seven thousand four hundred sixty five Reais and thirty two centavos)

		from	the Retained Earnings Reserve, and

		R$ 31,490,764.68	(thirty one million four hundred ninety thousand seven hundred sixty four Reais and sixty eight centavos)

		from	incorporation of installments 13 to 16, paid as principal, under Clause 5 of the Contract for Assignment of the Remaining Balance Receivable on the Results Compensation (CRC) Account,

	• a stock dividend of	25%,	in new shares, being distributed, consequently, to stockholders, of the same type as those held and each with nominal value of R$ 5.00.

B)           Consequent redrafting of the head paragraph of Clause 4 of the Bylaws, to the following:

“Clause 4                   The company’s Share Capital is R$ 4,265,091,140.00 (four billion two hundred sixty five million ninety one thousand one hundred forty Reais), represented by:

a)             372,837,085 (three hundred seventy two million eight hundred thirty seven thousand eighty five) nominal common shares each with par value of R$ 5.00; and

b)             480,181,143 (four hundred eighty million one hundred eighty one thousand one hundred forty three) nominal preferred shares each with nominal value of R$ 5.00.”

C)           Authorization for the Executive Board to take the following measures in relation to the stock dividend:

a)             to attribute a stock dividend of 25 per cent, in new shares, of the same type as those held and with nominal value of R$ 5 (five Reais), to holders of the shares making up the capital of R$ 3,412,072,910.00 (three billion four hundred twelve million seventy two thousand nine hundred and ten Reais), whose names are in the company’s nominal share registry on the date of the General Meeting of Stockholders that decides on this proposal;

b)             to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

c)              to establish that all the shares resulting from the said stock dividend shall have the same rights as those shares from which they originate; and

d)             to pay to the stockholders, proportionately, the result of the sum of the remaining fractions jointly with the first installment of the dividends for the year 2011.

D)           That the representative of Cemig in the Ordinary General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., also to be held on April 27, 2012, should vote in favor of the matters on the agenda.

VIII            Conflict of interest: The Board members

Dorothea Fonseca Furquim Werneck,	Paulo Sérgio Machado Ribeiro, and
Marco Antonio Rodrigues da Cunha —

withdrew from the meeting room at the time of discussions of the matter relating to:

signature of a contract with the State of Minas Gerais, for restitution of an administrative deposit made by the company for guarantee of a tax execution, mentioned in item V, sub-clause “a”, above,

since they believed that there was a conflict of interest in relation to the subject, and returned only after the decision on this matter had been made by the other Board members.

IX                     Conflict of interest: The Board members

Eduardo Borges de Andrade,	Paulo Roberto Reckziegel Guedes,
Saulo Alves Pereira Junior,	Bruno Magalhães Menicucci, and
Tarcísio Augusto Carneiro

withdrew from the meeting room at the time of the discussion of the matter relating to constitution of a consortium between Cemig GT and EDP-Energias do Brasil S.A., mentioned in item V, sub-clause “c”, above,

since they believed that there is conflict of interest on this subject, and returned only after the decision on this matter had been made by the other Board members.

X                          Debate: The board members and the Chief Officer Luiz Fernando Rolla spoke on general matters and business of interest to the Company.

XIII            The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Antônio Adriano Silva,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Francelino Pereira dos Santos,

Guy Maria Villela Paschoal,

Joaquim Francisco de Castro Neto,

João Camilo Penna,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Fernando Henrique Schüffner Neto,

Bruno Magalhães Menicucci,

Cezar Manoel de Medeiros,

Franklin Moreira Gonçalves,

Lauro Sérgio Vasconcelos David,

Marco Antonio Rodrigues da Cunha,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro;

Representatives of KPMG Auditores Independentes;
Audit Board:	Aristóteles Luiz Menezes Vasconcellos Drummond, Luiz Guaritá Neto, Thales de Souza Ramos Filho,	Vicente de Paulo Barros Pegoraro, Rafael Cardoso Cordeiro, Aliomar Silva Lima, Ari Barcelos da Silva;
Chief Officer:	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

9.              Market Announcement — Taesa retains advisers for public issue, April 11, 2012

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17155.730/0001-64

NIRE 31300040127

MATERIAL ANNOUNCEMENT

Taesa retains advisers for public issue

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) has today issued the following Material Announcement:

MATERIAL ANNOUNCEMENT

“  Transmissora Aliança de Energia Elétrica S.A. (“Taesa”), in accordance with Article 157, Paragraph 4 of Law 6404/76 and CVM Instruction 358/2002, and its commitment to best Corporate Governance practices, hereby informs the public, its stockholders and the market in general as follows:

Taesa has retained investments banks and other advisers to assess the possibility of making a Public Offering of Units in the Company.

Taesa also informs the public that BM&FBovespa S.A. (the Stock, Commodities and Futures Exchange) has given it authorization until June 30, 2012 to comply with the free float requirement of the Level 2 Corporate Governance Listing Regulations, namely that a minimum of 25% of its shares should be in circulation in the market.  ”

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this transaction.

Belo Horizonte, April 11, 2012.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.